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April 6, 2012

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Cecilia Blye, Chief Office of Global Security Risk

Re: Eagle Bulk Shipping, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed March 15, 2012; File No. 1-33831

Dear Ms. Blye:

We refer to our letter submitted today responding to the Staff's comments to the annual report on Form 10-K for the fiscal year ended December 31, 2011, filed by Eagle Bulk Shipping Inc. with the Securities and Exchange.

This confirms that the references in our letter to "U.S. companies" in response to Comment 2(ii) should be to "non-U.S. companies."

If you have any questions or comments concerning the foregoing, please feel free to telephone the undersigned at (212) 574-1223 or Edward Horton at (212) 574-1265.

Very truly yours,

SEWARD & KISSEL LLP

By:  /s/ Gary J. Wolfe
       Gary J. Wolfe

cc:           Mr. Alan Ginsberg
Chief Financial Officer
Eagle Bulk Shipping Inc.